SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly Held Company

NOTICE TO SHAREHOLDERS

Ambev S.A. (“Company”) informs that it has received a communication regarding the replacement of the name previously submitted for the position of alternate member of the Fiscal Council, whereby Mr. Vasco de Freitas Barcellos Neto will replace Ms. Maria Salete Garcia Pinheiro. Mr. Vasco de Freitas Barcellos Neto will run for the Fiscal Council jointly with the already nominated effective member submitted in the Management’s Proposal, Mr. Aristóteles Nogueira Filho.

As a result of this change, the Company has, on this date, re-filed the Management’s Proposal and the Bulletin for Distance Vote for the Annual General Shareholders’ Meeting, originally disclosed on March 30, 2026, with the updated information regarding the election of the members of the Fiscal Council nominated by minority shareholders.

The re-filed documents exclusively reflect the replacement of the alternate candidate to the Fiscal Council, with all other information contained in the Bulletin for Distance Vote for the Annual General Shareholders’ Meeting and in the Management’s Proposal remaining unchanged.

Pursuant to applicable regulations, the votes cast through the Bulletin for Distance Vote already submitted until this date in favor of the originally presented pair of candidates for the Fiscal Council shall be disregarded, while the votes cast for the other candidates running in this resolution shall remain valid and unchanged.

Accordingly, shareholders who wish to submit new voting instructions with respect to this matter may resubmit the Bulletin for Distance Vote by April 26, 2026 (inclusive), through the same service provider previously used, in order to avoid conflicting voting instructions.

The updated versions of the Bulletin for Distance Vote and the Management’s Proposal are available for consultation on the Company’s website, as well as on the websites of the Brazilian Securities and Exchange Commission (CVM) and B3 S.A. – Brasil, Bolsa, Balcão.

The Company remains available to provide any additional clarifications.

São Paulo, April 2, 2026.

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer